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Exhibit 99.2

DragonWave Inc.	For the three and six months ended August 31 2015

Consolidated Interim Financial Statements

CONSOLIDATED BALANCE SHEETS

Expressed in US $000's except share amounts
(Unaudited)

	Note	As at August 31, 2015	As at February 28, 2015
Assets
Current Assets
Cash and cash equivalents	4	13,075	23,692
Trade receivables	5	37,290	48,626
Inventory	6	27,202	24,294
Other current assets	7	5,306	5,834
Deferred tax asset	20	61	61

		82,934	102,507
Long Term Assets
Property and equipment	8	4,603	4,322
Deferred tax asset	20	—	1,485
Deferred financing cost		—	18
Intangible assets	9	790	794
Goodwill	9	—	11,927

		5,393	18,546
Total Assets	11	88,327	121,053

Liabilities
Current Liabilities
Debt facility	11	32,802	—
Accounts payable and accrued liabilities	10	31,193	40,163
Deferred revenue		2,587	830
Capital lease obligation		360	514

		66,942	41,507
Long Term Liabilities
Debt facility	11	—	32,400
Other long term liabilities	12	2,269	1,139
Warrant liability	13, 16	344	1,239

		2,613	34,778
Commitments	15
Shareholders' equity
Capital stock	13	221,118	220,952
Contributed surplus	13	8,753	8,388
Deficit	13	(202,847)	(175,921)
Accumulated other comprehensive loss	13	(9,618)	(9,618)

Total Shareholders' equity		17,406	43,801
Non-controlling interests	3	1,366	967

Total Equity		18,772	44,768
Total Liabilities and Equity		88,327	121,053

Shares issued & outstanding	14	75,433,905	75,290,818

(Signed) CLAUDE HAW Director	(Signed) LORI O'NEILL Director

See accompanying notes

CONSOLIDATED STATEMENTS OF OPERATIONS

Expressed in US $000's except share amounts
(Unaudited)

		Three months ended		Six months ended
	Note	August 31, 2015	August 31, 2014	August 31, 2015	August 31, 2014
REVENUE	17	26,917	37,933	53,257	66,704
Cost of sales	6	22,932	32,040	43,723	54,925

Gross profit		3,985	5,893	9,534	11,779

EXPENSES
Research and development		3,875	4,859	8,108	9,559
Selling and marketing		3,052	3,308	6,296	6,673
General and administrative		3,603	3,998	7,089	7,989

		10,530	12,165	21,493	24,221

Loss before other items		(6,545)	(6,272)	(11,959)	(12,442)
Goodwill impairment	9	(11,927)	—	(11,927)	—
Amortization of intangible assets	9	(149)	(339)	(332)	(648)
Accretion expense		(61)	—	(132)	(40)
Interest expense	11, 16	(560)	(379)	(1,091)	(804)
Warrant issuance expenses		—	(221)	—	(221)
Gain on change in estimate	3	—	—	—	101
Fair value adjustment–warrant liability	13	373	(1,002)	895	(852)
Foreign exchange (loss) gain		(214)	253	(294)	374

Loss before income taxes		(19,083)	(7,960)	(24,840)	(14,532)
Income tax expense	20	1,620	450	1,687	545

Net Loss		(20,703)	(8,410)	(26,527)	(15,077)
Net Income Attributable to Non-Controlling Interest		(269)	(454)	(399)	(419)

Net Loss attributable to shareholders		(20,972)	(8,864)	(26,926)	(15,496)
Net loss per share
Basic	14	(0.28)	(0.14)	(0.36)	(0.25)
Diluted	14	(0.28)	(0.14)	(0.36)	(0.25)
Weighted Average Shares Outstanding
Basic	14	75,372,314	63,894,060	75,335,426	61,056,200
Diluted	14	75,372,314	63,894,060	75,335,426	61,056,200

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS

Expressed in US $000's
(Unaudited)

		Three months ended		Six months ended
	Note	August 31, 2015	August 31, 2014	August 31, 2015	August 31, 2014
Operating Activities
Net Loss		(20,703)	(8,410)	(26,527)	(15,077)
Items not affecting cash
Goodwill impairment	9	11,927	—	11,927	—
Amortization of property and equipment	8	498	658	970	1,355
Amortization of intangible assets	9	149	339	332	648
Accretion expense		61	—	132	40
Bad debt expense	5	112	1	148	149
Interest expense		—	18	—	28
Gain on change in estimate	3	—	—	—	(101)
Gain on contract amendment		—	(530)	—	(530)
Fair value adjustment–warrant liability	13	(373)	1,002	(895)	852
Stock-based compensation		228	288	505	647
Unrealized foreign exchange loss		117	30	279	48
Deferred income tax expense		1,485	28	1,485	(22)
Inventory impairment	6	730	1,223	1,025	1,313

		(5,769)	(5,353)	(10,619)	(10,650)
Changes in non-cash working capital items		1,802	(767)	1,648	(733)

		(3,967)	(6,120)	(8,971)	(11,383)

Investing Activities
Acquisition of property and equipment		(430)	(966)	(1,251)	(1,461)
Acquisition of intangible assets		(163)	(93)	(328)	(233)

		(593)	(1,059)	(1,579)	(1,694)

Financing Activities
Capital lease obligation		(272)	(483)	(216)	(672)
Contribution by non-controlling interest in DW-HFCL	3	—	—	—	164
Warrant liability		—	2,551	—	2,551
Debt facility		(898)	1,500	402	4,000
Issuance of common shares net of issuance costs		14	21,646	26	21,662

		(1,156)	25,214	212	27,705

Effect of foreign exchange on cash and cash equivalents		(117)	(30)	(279)	(48)
Net increase/(decrease) in cash and cash equivalents		(5,833)	18,005	(10,617)	14,580
Cash and cash equivalents at beginning of period		18,908	15,567	23,692	18,992
Cash and cash equivalents at end of period		13,075	33,572	13,075	33,572

Cash paid during the period for interest		544	318	1,014	598

Cash paid during the period for taxes		30	573	216	574

See accompanying notes

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Expressed in US $000's except share amounts
(Unaudited)

Three and six months ended August 31, 2015

	Common Shares	Capital Stock	Contributed Surplus	Deficit	AOCL	Non- Controlling Interest	Equity
Balance at February 28, 2015	75,290,818	$220,952	$8,388	$(175,921)	$(9,618)	$967	$44,768

Stock-based compensation	—	—	277	—	—	—	277
Other	24,512	16	(4)	—	—	—	12
Net (Loss)/Income	—	—	—	(5,954)	—	130	(5,824)

Balance at May 31, 2015	75,315,330	$220,968	$8,661	$(181,875)	$(9,618)	$1,097	$39,233

Stock-based compensation	—	—	228	—	—	—	228
Exercise of restricted share units	60,000	133	(133)	—	—	—	—
Other	58,575	17	(3)	—	—	—	14
Net (Loss)/Income	—	—	—	(20,972)	—	269	(20,703)

Balance at August 31, 2015	75,433,905	$221,118	$8,753	$(202,847)	$(9,618)	$1,366	$18,772

Three and six months ended August 31, 2014

	Common Shares	Capital Stock	Contributed Surplus	Deficit	AOCL	Non- Controlling Interest	Equity
Balance at February 28, 2014	58,008,746	$198,593	$7,118	$(154,505)	$(9,682)	$(81)	$41,443

Stock-based compensation	—	—	359	—	—	—	359
Exercise of warrants	473,646	161	—	—	—	—	161
Other	8,851	15	1	81	—	—	97
Contribution by non-controlling interest in DW-HFCL	—	—	—	—	—	164	164
Net Loss	—	—	—	(6,632)	—	(35)	(6,667)

Balance at May 31, 2014	58,491,243	$198,769	$7,478	$(161,056)	$(9,682)	$48	$35,557

Stock-based compensation	—	—	288	—	—	—	288
Public offering	15,927,500	21,631	—	—	—	—	21,631
Exercise of warrants	813,076	497	—	—	—	—	497
Other	10,562	17	—	23	64	—	104
Net (Loss) /Income	—	—	—	(8,864)	—	454	(8,410)

Balance at August 31, 2014	75,242,381	$220,914	$7,766	$(169,897)	$(9,618)	$502	$49,667

See accompanying notes

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Expressed in US $000's except share and per share amounts
(Unaudited)

1. NATURE OF BUSINESS, BASIS OF PRESENTATION AND GOING CONCERN

        DragonWave Inc. [the "Company"], incorporated under the Canada Business Corporations Act in February 2000, is a provider of high-capacity packet microwave solutions that drive next-generation IP networks.

        The Company's common shares are traded on the Toronto Stock Exchange under the trading symbol DWI and on the NASDAQ Capital Market under the symbol DRWI.

        The Company's warrants issued from the public issuance on August 1, 2014 are traded on the Toronto Stock Exchange under the symbol DWI.WT and on the NASDAQ Capital Market under the symbol DRWIW.

        These consolidated interim financial statements include the accounts of the Company and its wholly owned subsidiaries: DragonWave Corp., incorporated in the state of Delaware, USA, DragonWave PTE. LTD., incorporated in Singapore, DragonWave S.r.l, incorporated in Italy, DragonWave S.à r.l., incorporated in Luxembourg, DragonWave Comericio de Equipamentos De Telecommunicacao Ltda., incorporated in Brazil, DragonWave Telecommunication Technology (Shanghai) Co., Ltd., incorporated in China, DragonWave Mexico S.A. de C.V., incorporated in Mexico, Axerra Networks Asia Pacific Limited, incorporated in Hong Kong, DragonWave India Private Limited, incorporated in India and DragonWave Inc.'s majority owned subsidiary, DragonWave HFCL India Private Limited, incorporated in India. All intercompany accounts and transactions have been eliminated upon consolidation.

        The consolidated interim financial statements of the Company have been prepared in United States dollars following United States Generally Accepted Accounting Principles ["U.S. GAAP"].

        The consolidated interim financial statements for the three and six months ended August 31, 2015 have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and the disbursement of liabilities and commitments in the normal course of business in the foreseeable future. The Company has a history of losses and have consumed significant cash resources in the past, and has continued to do so in the six months ended August 31, 2015. Recently, additional pressure has been placed on the Company's liquidity position as a result of reduced revenue from a significant OEM channel and challenges with product shipped to a new customer in India. These factors have raised substantial doubt about Dragonwave Inc.'s ability to continue as a going concern. Management's plans to restructure the business and overcome these difficulties include several key assumptions.

        Some of the significant assumptions of the Company's plans include:

  •
  Targeting its sales efforts to direct and indirect opportunities in markets with higher gross margins, and lower working capital requirements;

  •
  Reducing its fixed and variable operating expenses primarily through staff reductions internationally;

  •
  Renegotiating the terms of existing debt facilities;

  •
  Actively investigating and pursuing alternative forms of financing;

  •
  Resolving the dispute over product shipped to a new customer in India;

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

1. NATURE OF BUSINESS, BASIS OF PRESENTATION AND GOING CONCERN (Continued)

  •
  Addressing uncertainty regarding the future of the Nokia channel;

  •
  Reducing inventory levels in both raw material and finished goods inventory;

  •
  Addressing uncertainty in the Company's significant OEM channel and resolving the status of accounts with the Company's new customer in India;

  •
  Working closely with vendors to ensure supply continuity; and,

  •
  Identifying and resolving all quality issues on a timely basis.

        These plans may be difficult to achieve. It is possible that the plans described above may not be fully executed or may occur too slowly to solve the Company's current liquidity concerns. There can be no assurance that the existing financing facility can be renegotiated or that any other forms of financing can be arranged on satisfactory terms. These consolidated interim financial statements do not include any adjustments to the accounts and classification of assets and liabilities that may be necessary if the Company is unable to continue as a going concern. Such adjustments could be material.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of accounting estimates

        The consolidated interim financial statements follow the same accounting policies as the most recent annual consolidated financial statements, except for the changes in accounting policies and methods described below. The consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended February 28, 2015.

FUTURE ACCOUNTING PRONOUNCEMENTS

        In May 2014, the FASB issued ASU No. 2014-9, "Revenue from Contracts with Customers". The amendments in this Update create Topic 606, Revenue from Contracts with Customers, and supersede the revenue recognition requirements in Topic 605, Revenue Recognition, including most industry-specific revenue recognition guidance throughout the Industry Topics of the Codification. In addition, the amendments supersede the cost guidance in Subtopic 605-35, Revenue Recognition-Construction-Type and Production-Type Contracts, and create new Subtopic 340-40, Other Assets and Deferred Costs-Contracts with Customers. In August 2015, the FASB issued ASU No. 2015-14, "Revenue from Contracts with Customers" which reflects decisions reached by the FASB at its meeting earlier in the year to defer the effective date to fiscal years beginning after December 15, 2017, with early adoption permitted. The Company is currently assessing the impact this amendment will have on the Company's consolidated financial statements.

        In June 2014, the FASB issued ASU No. 2014-12, "Compensation–Stock Compensation". The amendments apply to reporting entities that grant their employees share-based payments in which the terms of the award provide that a performance target can be achieved after the requisite service period. The amendments in this ASU are effective for fiscal years beginning after December 15, 2015, with early adoption permitted. The Company does not expect the adoption of this guidance to have a material effect on the Company's consolidated financial statements.

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

        In August 2014, the FASB issued ASU No. 2014-15, "Presentation of Financial Statements–Going Concern". The update provides U.S. GAAP guidance on management's responsibility in evaluating whether there is substantial doubt about a company's ability to continue as a going concern and about related footnote disclosures. For each reporting period, management will be required to evaluate whether there are conditions or events that raise substantial doubt about a company's ability to continue as a going concern within one year from the date the financial statements are issued. The amendments in this ASU are effective for reporting periods beginning after December 15, 2016, with early adoption permitted. The Company is currently assessing the impact this amendment will have on the Company's consolidated financial statements.

        In January 2015, the FASB issued ASU No. 2015-01, "Income Statement–Extraordinary and Unusual Items". The amendments objective is to simplify the income statement presentation requirements in Subtopic 225-20 by eliminating the concept of extraordinary items. The amendments in this ASU are effective for fiscal years beginning after December 15, 2015, with early adoption permitted. The Company does not expect the adoption of this guidance to have a material effect on the Company's consolidated financial statements.

        In April 2015, the FASB issued ASU No. 2015-03, "Interest–Imputation of Interest". The amendments in this update would require that debt issuance costs be presented in the balance sheet as a direct deduction from the carrying amount of debt liability, consistent with debt discounts or premiums. The recognition and measurement guidance for debt issuance costs would not be affected by the amendments in this Update. The amendments in this ASU are effective for fiscal years beginning after December 15, 2015, with early adoption permitted. The Company does not expect the adoption of this guidance to have a material effect on the Company's consolidated financial statements.

        In April 2015, the FASB issued ASU No. 2015-05, "Intangibles–Goodwill and Other–Internal Use Software". The amendments in this update will help entities evaluate the accounting for fees paid by a customer in a cloud computing arrangement by providing guidance as to whether an arrangement includes the sale or license of software. The amendments in this ASU are effective for fiscal years beginning after December 15, 2015, with early adoption permitted. The Company does not expect the adoption of this guidance to have a material effect on the Company's consolidated financial statements.

        In July 2015, the FASB issued ASU No. 2015-11, "Inventory". The amendments in this update requires entities to measure most inventory "at the lower of cost and net realizable value," thereby simplifying the current guidance under which an entity must measure inventory at the lower of cost or market (market in this context is defined as one of three different measures). The ASU will not apply to inventories that are measured by using either the last-in, first-out (LIFO) method or the retail inventory method (RIM). The amendments in this ASU are effective for fiscal years beginning after December 15, 2016, with early adoption permitted. The Company does not expect the adoption of this guidance to have a material effect on the Company's consolidated financial statements.

3. BUSINESS COMBINATIONS

        On June 1, 2012 the Company announced the closing of the acquisition of the microwave transport business of Nokia.

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

3. BUSINESS COMBINATIONS (Continued)

        On April 10, 2013, the Company announced changes to its existing operational framework with Nokia. Included in the changes was an agreement to a termination fee in the amount of $8,668 to be paid to Nokia in installments.

        During the three month period ended May 31, 2014, the Company revised the termination fee estimate and also entered into a revised payment schedule with Nokia consisting of quarterly payments through fiscal year 2015 and 2016. This lead to a gain of $101 recorded in the statement of operations for the three months ended May 31, 2014. The first payment in the amount of $694 was made in May 2014 with an additional $2,593 in payments made during fiscal year 2015. During fiscal year 2015, the final invoice related to the termination fee was received from Nokia and resulted in a gain of $200 during the period. A fourth scheduled payment of $1,119 was made in the first quarter of 2016.

        During the three months ended August 31, 2015, the Company amended its commercial agreements in light of lower expectations of future revenues, which included new arrangements for support & maintenance services as well as deferring the scheduled termination fee payments by six months. The liability is valued at $3,373 as at August 31, 2015 of which $2,111 is considered short term in nature and $1,262 is considered long term [February 28, 2015–$4,383; short term: $4,227 and long term: $156].

DragonWave HFCL India Private Limited

        Non-controlling interest consists of the minority owned portion of the Company's 50.1% owned subsidiary, DragonWave HFCL India Private Limited. During the six month period ended August 31, 2014, the minority owner, HFCL, made a capital contribution of $164.

4. CASH AND CASH EQUIVALENTS

        The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

	as at August 31, 2015				as at February 28, 2015
Native Currency	Native Currency $	Foreign Exchange Rate to USD	USD Amount	% of total	USD Amount	% of total
US Dollar	10,917	1.000	10,917	83.5%	15,010	63.4%
Canadian Dollar	455	0.756	344	2.6%	4,106	17.3%
Indian Rupee	73,747	0.015	1,112	8.5%	2,497	10.5%
Chinese Renminbi	1,564	0.157	245	1.9%	101	0.4%
Japanese Yen	20,937	0.008	173	1.3%	174	0.7%
Other			284	2.2%	1,804	7.7%

Total Cash and Cash Equivalents			13,075	100.0%	23,692	100.0%

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

4. CASH AND CASH EQUIVALENTS (Continued)

        As at August 31, 2015, the Company is required to have a minimum of $10,000 held at Comerica Bank [February 28, 2015–$10,000]. On November 1, 2015 the Company is required to have a minimum of $12,500 held at Comerica Bank.

5. TRADE RECEIVABLES

        The Company is exposed to credit risk with respect to trade receivables in the event that its counterparties do not meet their obligations. The Company minimizes its credit risk with respect to trade receivables by performing credit reviews for each of its customers. The Company's allowance for doubtful accounts reflects the Company's assessment of collectability across its global customer base.

	August 31, 2015	February 28, 2015
Trade Receivables (gross)	37,770	49,295
Allowance for doubtful accounts	(480)	(669)

Total Trade Receivables (net)	37,290	48,626

        As at August 31, 2015, two customers exceeded 10% of the total receivable balance. These customers represented 59% and 15% of the trade receivables balance [February 28, 2015–two customers represented 37% and 34% of the trade receivables balance].

        Included in general and administrative expenses is an expense of $112 and $148 related to bad debt expense for the three and six months ended August 31, 2015 [three and six months ended August 31, 2014–expense of $1 and $149].

6. INVENTORY

        Inventory is comprised of the following:

	August 31, 2015	February 28, 2015
Raw Materials	2,565	7,469
Work in Progress	694	577
Finished Goods	20,695	13,709

Total Production Inventory	23,954	21,755
Inventory held for customer service/warranty	3,248	2,539

Total Inventory	27,202	24,294

        Cost of sales for the three and six months ended August 31, 2015 was $22,932 and $43,723 respectively [three and six months ended August 31, 2014–$32,040 and $54,925 respectively], which included $18,550 and $35,777 respectively of product costs [three and six months ended August 31, 2014–$28,630 and $48,490]. The remaining costs of $4,382 and $7,946 respectively [three and six months ended August 31,

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

6. INVENTORY (Continued)

2014–$3,410 and $6,435 respectively] related principally to warehousing, freight, warranty, overhead and other direct costs of sales.

        For the three and six months ended August 31, 2015, the Company recognized an impairment loss on inventory of $730 and $1,025 [three and six months ended August 31, 2014–$1,223 and $1,313 respectively]. This impairment loss related primarily to raw material and finished goods for certain older product lines.

        The Company allocates overhead and labour to inventory. Included in cost of sales for the three and six months ended August 31, 2015 were overhead and labour allocations of $580 and $1,196 [three and six months ended August 31, 2014–$1,055 and $1,900 respectively]. Included in inventory at August 31, 2015 were overhead and labour allocations of $547 [February 28, 2015–$461].

7. OTHER CURRENT ASSETS

        Other current assets are comprised of the following:

	August 31, 2015	February 28, 2015
Deposits on inventory	947	1,240
Prepaid expenses	2,069	2,082
Indirect taxes (net)	1,075	1,079
Income tax receivable	390	390
Deferred financing costs	45	55
Receivable from Contract Manufacturers and other items	780	988

Total other current assets	5,306	5,834

8. PROPERTY AND EQUIPMENT

	August 31, 2015			February 28, 2015
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Test and research & development equipment	24,189	21,008	3,181	3,056
Computer hardware	3,691	3,368	323	260
Production fixtures	2,431	1,671	760	661
Leasehold improvements	1,077	949	128	146
Furniture and fixtures	866	738	128	145
Communication equipment	288	284	4	8
Other	447	368	79	46

Total property and equipment	32,989	28,386	4,603	4,322

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

8. PROPERTY AND EQUIPMENT (Continued)

        Depreciation expense relating to the above property and equipment was allocated to operating expenses as follows:

	Three Months Ended		Six Months Ended
	August 31, 2015	August 31, 2014	August 31, 2015	August 31, 2014
Research and development ("R&D")	101	375	187	797
Selling and marketing ("S&M")	10	14	21	29
General and administrative ("G&A")	387	269	762	529

Total	498	658	970	1,355

        Depreciation expense includes amortization of assets recorded under capital lease.

9. INTANGIBLE ASSETS AND GOODWILL

        Intangible assets and goodwill are apportioned as follows:

	August 31, 2015				February 28, 2015
	Cost	Accumulated Amortization	Impairment	Net Book Value	Net Book Value
Infrastructure Systems Software and Computer Software	6,967	6,177	—	790	794
Goodwill	11,927	—	11,927	—	11,927

        For the three and six months ended August 31, 2015, the Company recognized amortization of intangible assets of $149 and $332 [three and six months ended August 31, 2014–$339 and $648]. The Company estimates that it will recognize $421 and $369 respectively for the next two succeeding years.

        The Company tests goodwill for impairment annually on August 31 and whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. Consistent with our assessment that we have only one reporting segment, we test goodwill for impairment at the entity level. We test goodwill using a two-step process. The Company looks at any qualitative factors that would suggest that further analysis is required. For the three months ended August 31, 2015, the Company determined that the continuing decline of DragonWave's market capitalization and continued losses in fiscal year 2016 warranted further analysis. The first step consists of estimating the fair value of the Company's single reporting unit and comparing that to the carrying amount of the Company's net assets. At August 31, 2015 management used both an income-based and market based approach to value the single reporting unit. Under the income-based approach, the Company used a discounted cash flow methodology, while under the market-based approach, the Company considered its market capitalization in addition to an estimated control premium based on a review of comparative market transactions. In the second step, the Company compared the implied carrying value of the goodwill to the values determined previously in the process and concluded that its goodwill was fully impaired. As a result, the Company recorded a non-cash impairment charge of $11,927 in the three months ended August 31, 2015.

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

10. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

        Accounts Payable and Accrued Liabilities are apportioned as follows:

	August 31, 2015	February 28, 2015
Trade payables	19,745	23,474
Accrued liabilities	6,207	9,394
Termination fee	2,111	4,227
Payroll related accruals	1,426	2,076
Warranty accrual	1,061	335
Income taxes payable	540	657
Deferred tax liability	103	—

Total Accounts Payable and Accrued Liabilities	31,193	40,163

        Warranty accrual:

        The Company records a liability for future warranty costs based on management's best estimate of probable claims within the Company's product warranties. The accrual is based on the terms of the warranty, which vary by customer, product, or service and historical experience. The Company regularly evaluates the appropriateness of the remaining accrual.

        The following table details the changes in the warranty liability for the respective periods:

	Three Months Ended		Six Months Ended
	August 31, 2015	August 31, 2014	August 31, 2015	August 31, 2014
Balance at the beginning of the period	692	704	678	619
Accruals	979	246	1,131	528
Utilization	(198)	(144)	(336)	(341)

Ending Balance	1,473	806	1,473	806

Short term Portion	1,061	640	1,061	640
Long term Portion	412	166	412	166

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

11. DEBT FACILITY

        The Company has established a credit facility with Comerica Bank and Export Development Canada. As at August 31, 2015, this asset based credit facility was for a total of $40,000 plus $4,000 for letters of credit and foreign exchange facilities. Credit availability is subject to ongoing compliance with borrowing covenants and short term assets on hand. The Company had drawn $32,802 on the facility as at August 31, 2015 [February 28, 2015–$32,400], and $1,864 against its letter of credit facility [February 28, 2015–$1,864].

        The credit facility which was extended on January 6, 2014, matures on June 1, 2016 and is secured by a first priority charge on all of the assets of DragonWave Inc. and its principal direct and indirect subsidiaries. The terms of the credit facility include other customary terms, conditions, covenants, and representations and warranties. Borrowing options under the credit facility include US dollar, Canadian dollar, and Euro loans. Interest rates vary with market rate fluctuations, with loans bearing interest in the range of 3% to 4% above the applicable base rates. Direct costs associated with obtaining the debt facility such as closing fees, registration and legal expenses have been capitalized and will be amortized over the 30 month term of the facility. During the three and six month period ended August 31, 2015 the weighted average debt outstanding was $33,436 and $33,038 [three months and six months ended August 31, 2014-18,821 and $16,910] and the Company recognized $560 and $1,104 in interest expense related to the debt facility [three and six months ended August 31, 2014–$329 and $600] and expensed $14 and $28 in deferred financing cost [three and six months ended August 31, 2014–$14 and $160].

        The credit facility contains financial covenants including minimum tangible net worth requirements, holding a minimum of $10,000 within the Company's lenders (Comerica Bank) operating account, and minimum liquidity ratio requirements. The credit facility also imposes certain restrictions on the Company's ability to acquire capital assets above a threshold over a trailing six month period.

        As at August 31, 2015, the Company was in breach of two of its covenants. The Company has entered into discussions with its lenders to put in place a 90 day forbearance on such covenants, as well as establish new covenants reflecting the Company's revised financial plans. During the forbearance the lending group will reduce the facility commitment from $40,000 to $35,000 and implement more frequent monitoring. The Company expects to finalize the forbearance during the month of October 2015. The Company repaid $3,650 in September, 2015 to bring the debt outstanding in line with the borrowing base.

12. OTHER LONG TERM LIABILITIES

        Other long term liabilities are apportioned as follows:

	August 31, 2015	February 28, 2015
Warranty accrual	412	343
Deferred revenue	595	578
Termination fee	1,262	156
Capital lease obligation	—	62

Total Other Long Term Liabilities	2,269	1,139

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

13. SHAREHOLDERS' EQUITY

Number of shares authorized

        The Company has an unlimited amount of common shares authorized for issuance.

        On September 23, 2013 the Company completed a public equity offering. Under the terms of the offering, the Company issued and sold 11,910,000 units at U.S. $2.10 for aggregate gross proceeds of $25,011. After deducting commissions and listing expenses, the Company realized net proceeds of $22,434. Each unit consisted of one common share of the Company and three quarters of one warrant. Each whole warrant entitles the holder to purchase one common share of the Company at an exercise price of U.S. $2.70 per share until September 23, 2018, subject to certain adjustments. Upon issuance, the Company recognized a liability in the amount of $6,425 for the warrants, see Warrants section for further details.

        On August 1, 2014 the Company completed a public equity offering. Under the terms of the offering, the Company issued and sold 15,927,500 units at $1.80 CAD for aggregate gross proceeds of $28,670 CAD. After deducting commissions and listing expenses, the Company realized net proceeds of $23,960 ($26,184 CAD). Each unit consisted of one common share of the Company and one half of one warrant. Each whole warrant entitles the holder to purchase one common share of the Company at an exercise price of $2.25 CAD per share until August 1, 2016. Upon issuance, the Company recognized a liability in the amount of $2,551 for the warrants, see Warrants section for further details.

Share Based Compensation Plan

        The Company had previously established the DragonWave Inc. Key Employee Stock Option/Stock Issuance Plan (the "Previous Plan") applicable to full-time employees, directors and consultants of the Company for purchase of common shares. Options are granted with an exercise price equal to the fair value of the common shares of the Company, and generally vest at a rate of 25% one year from the date of the option grant, and 1/36th of the remaining 75% per additional month of full-time employment with the Company. All remaining outstanding options expire five years from the grant date, or upon termination of employment. The maximum number of common shares issuable under the previous plan was 10% of the common shares issued and outstanding.

        On June 20, 2014 the Shareholders approved the adoption of a new Share Based Compensation Plan (the "Plan") to replace the Previous Plan. The Plan includes provision for granting of performance share units ("PSUs"), restricted share units ("RSUs"), deferred share units ("DSUs"), Bonus Shares (as defined in the Plan) and options to purchase common shares. Settlement of vested PSUs, RSUs and DSUs is effected by delivering common shares acquired in the open market and/or issued from treasury, or by making a cash payment equal to the number of PSUs, RSUs or DSUs multiplied by the volume weighted average trading price of the common shares on the applicable stock exchange for the five trading days preceding the settlement date, or by a combination of these methods. The manner of settlement for RSUs, PSUs and DSUs is determined by the Compensation Committee in its sole discretion. The maximum number of common shares issuable under the Plan is 7,543,390, which represents 10% of the common shares issued and outstanding as at August 31, 2015.

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

13. SHAREHOLDERS' EQUITY (Continued)

        The following is a summary of stock option activity:

	Three and six months ended August 31, 2015		Three and six months ended August 31, 2014
	Options	Weighted Average Exercise Price (CAD)	Options	Weighted Average Exercise Price (CAD)
Options at February 28, 2015 and 2014	3,985,587	$3.05	3,173,321	$3.71
Granted	1,490,200	$0.77	27,700	$1.47
Forfeited	(182,123)	$7.31	(18,340)	$3.39

Options at May 31, 2015 and 2014	5,293,664	$2.26	3,182,681	$3.69

Granted	4,000	$0.58	1,029,176	$2.15
Forfeited	(509,093)	$3.75	(77,333)	$5.46

Options at August 31, 2015 and 2014	4,788,571	$2.11	4,134,524	$3.28

        The following table shows the weighted average values used in determining the fair value of options granted during the three months ended August 31, 2015 and August 31, 2014:

	August 31, 2015	August 31, 2014
Volatility	80.7%	75.8%
Risk Free Rate	0.66%	1.35%
Dividend Yield	Nil	Nil
Average Expected Life	3.97 yrs	4.00 yrs

        The 4,000 and 1,494,200 options granted during the three and six months ended August 31, 2015 were determined to have a fair value of $1 and $521 respectively [three and six months ended August 31, 2014: 1,029,176 options valued at $1,169 and 1,056,876 options valued at $1,189].

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

13. SHAREHOLDERS' EQUITY (Continued)

        The following table summarizes the various exercise prices inherent in the Company's stock options outstanding and exercisable on August 31, 2015:

Exercise Price		Options Outstanding			Options Exercisable
Low (CAD)	High (CAD)	Quantity of Options	Weighted Average Remaining Contractual Life (yrs)	Weighted Average Exercise Price (CAD)	Quantity of Options	Weighted Average Remaining Contractual Life (yrs)	Weighted Average Exercise Price (CAD)
$0.58	$0.68	3,000	4.82	$0.58	—	—	$0.00
$0.69	$0.84	1,368,600	4.72	$0.77	—	—	$0.00
$0.85	$1.34	537,370	3.28	$1.20	426,199	3.22	$1.21
$1.35	$2.12	486,175	2.97	$2.03	253,422	2.91	$2.05
$2.13	$2.20	930,043	3.87	$2.15	270,634	3.87	$2.15
$2.21	$2.49	597,042	2.69	$2.24	349,281	2.69	$2.24
$2.50	$3.17	467,341	1.90	$2.93	360,824	1.89	$2.93
$3.18	$6.66	24,000	1.00	$4.98	23,115	0.98	$5.03
$6.67	$8.69	375,000	0.67	$6.84	375,000	0.67	$6.84

		4,788,571	3.35	$2.11	2,058,475	2.45	$2.98

        The Company has recognized $212 and $460 for the three and six months ended August 31, 2015 as compensation expense for stock-based grants, with a corresponding credit to contributed surplus [three and six months ended August 31, 2014–$268 and $627]. Stock compensation expense was allocated to operating expenses as follows:

	Three Months Ended		Six Months Ended
	August 31, 2015	August 31, 2014	August 31, 2015	August 31, 2014
R&D	41	71	85	153
S&M	42	75	89	178
G&A	129	122	286	296

Total	212	268	460	627

        As at August 31, 2015, compensation costs not yet recognized relating to stock option awards outstanding is $1,601 [February 28, 2015–$1,926] net of estimated forfeitures. Performance vesting awards will vest as performance conditions are met. Compensation will be adjusted for subsequent changes in estimated forfeitures.

        There were no options exercised with an intrinsic value during the three and six months ended August 31, 2015 or August 31, 2014.

        There was no intrinsic value associated with fully vested options at August 31, 2015 (February 28, 2015–$0).

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

13. SHAREHOLDERS' EQUITY (Continued)

Restricted Share Units (RSU's)

        The Company has entered into restricted stock agreements with certain of its independent directors. These units which were issued during July 2014 were subject to each director's continued engagement on the Board for a period of one year from the date of issuance. All of the originally issued RSUs vested during the second quarter of fiscal year 2016 with the exception of 20,000 RSUs which were cancelled on April 14, 2015.

        The following table sets forth the summary of restricted share activity under the Company's Share Based Compensation Plan for the three and six months ended August 31, 2015:

	Three and six months ended August 31, 2015
	RSU's	Weighted Average Price (CAD)
RSU balances at February 28, 2015	80,000	$2.15
Forfeited	(20,000)	$2.15

RSU balances at May 31, 2015	60,000	$2.15

Vested	(60,000)	$2.15

RSU balances at August 31, 2015	—	—

        The Company has recognized $13 and $39 for the three and six months ended August 31, 2015 as compensation expense for restricted share units, with a corresponding credit to contributed surplus [three months ended August 31, 2014: $20].

Restricted Shares & Employee Share Purchase Plan

        The Company launched an Employee Share Purchase Plan ["ESPP"] on October 20, 2008. The plan includes provisions to allow employees to purchase common shares. The Company will match the employees' contribution at a rate of 25%. During the three and six months ended August 31, 2015 a total of 48,047 and 67,656 common shares were purchased by employees at fair market value, while the Company issued 11,165 and 16,067 common shares, gross of forfeitures, as its matching contribution during the three and six months ended August 31, 2015. The shares contributed by the Company will vest 12 months after issuance.

        The Company records an expense equal to the fair value of shares granted pursuant to the employee share purchase plan over the period the shares vest. The total fair value of the shares earned during the three and six months ended August 31, 2015 was $3 and $6, with a corresponding credit to contributed surplus [three and six months ended August 31, 2014–$3 and $6]. The fair value of the unearned ESPP shares as at August 31, 2015 was $13 [August 31, 2014–$12]. The number of shares held for release, and still restricted under the plan at August 31, 2015 was 22,883 [August 31, 2014–8,359].

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

13. SHAREHOLDERS' EQUITY (Continued)

Warrants

        Effective May 30, 2007, the Company granted warrants to purchase up to 126,250 common shares of the Company at a price of $3.56 CAD per share. The warrants expire 10 years after the date of issuance. The warrants vested based on the achievement of pre-determined business milestones and resulted in 31,562 warrants being eligible for exercise. As at August 31, 2008, a revenue reduction provision in the amount of $64 was recognized with a corresponding increase in contributed surplus based on achievement. The provision was determined using the Black-Scholes Options Pricing Model using a volatility factor of 50%, risk free rate of 3.3%, dividend yield of nil, and an expected life of 8.75 years.

        On September 23, 2013 the Company completed a public equity offering. Under the terms of the offering, the Company issued and sold 11,910,000 units at $2.10 per unit for aggregate gross proceeds of $25,011. Equity issuance expenses relating to the offering totaled $2,576 of which $662 was expensed as the proportionate warrant costs. Each unit consisted of one common share of the Company and three quarters of one warrant (warrants issued–8,932,500). Each whole warrant entitles the holder to purchase one common share of the Company at an exercise price of U.S. $2.70 per share until September 23, 2018. On August 1, 2014 the warrant exercise price was adjusted to U.S. $1.30 as a result of a subsequent equity financing undertaken by the Company. In the event of a fundamental transaction the Company may be required to settle the warrants with a cash payment. As a result the Company recognized a warrant liability of $6,425 which represented the estimated fair value of the liability as at September 23, 2013. The warrant liability is adjusted quarterly to its estimated fair value. Increases or decreases in the fair value of the warrants are presented as "Fair value adjustment–warrant liability" in the consolidated statement of operations. As at August 31, 2015, 2,088,750 warrants were outstanding and the liability for warrants was decreased to $18. In the three and six months ended August 31, 2015 the Company realized a gain in the amount of $253 and $585 in the consolidated statement of operations which represented the change in fair value of the remaining warrant liability of $18.

        On August 1, 2014 the Company completed a public equity offering. Under the terms of the offering, the Company issued and sold 15,927,500 units at $1.80 CAD per unit for aggregate gross proceeds of $26,234 ($28,670 CAD). Each unit consisted of one common share of the Company and one half of one warrant. Each whole warrant entitles the holder to purchase one common share of the Company at an exercise price of $2.25 CAD per share until August 1, 2016, subject to certain adjustments. Equity issuance expenses relating to the offering totaled $2,275 of which $221 was expensed as the proportionate warrant costs. As a result of the offering, the Company issued warrants totaling 7,963,750 and recognized warrant liability of $2,551 which represented the estimated fair value of the liability as at August 1, 2014. During the three and six months ended August 31, 2015 the Company realized a gain in the amount of $120 and $310 in the consolidated statement of operations which represented the change in fair value of the remaining warrant liability of $326.

14. NET LOSS PER SHARE

        Basic loss per share is calculated by dividing net loss available to common shareholders by the weighted average number of common shares outstanding during the period. In the computation of diluted earnings per share, the Company includes the number of additional common shares that would have been outstanding if the dilutive potential equity instruments had been issued.

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

14. NET LOSS PER SHARE (Continued)

        As at August 31, 2015 a total of 4,788,571 options and 10,052,500 warrants have been excluded from the diluted net loss per share calculations, as their effect would have been anti-dilutive.

        The following table illustrates the dilutive impact on net loss per share during the three and six month periods ended including the effect of outstanding options and warrants:

	Three months ended		Six months ended
	August 31, 2015	August 31, 2014	August 31, 2015	August 31, 2014
Net loss applicable to shareholders	(20,972)	(8,864)	(26,926)	(15,496)
Weighted average number of shares outstanding	75,372,314	63,894,060	75,335,426	61,056,200

Basic Net Loss/Dilutive Net Loss per share	$(0.28)	$(0.14)	$(0.36)	$(0.25)

15. COMMITMENTS

        Future minimum operating lease payments which relate to office and warehouse space in various countries as at August 31, 2015 per fiscal year are as follows:

2016	745
2017	1,091
2018	138
Thereafter	10

1,984

        The Company uses an outsourced manufacturing model in which most of the component acquisition and assembly of our products is executed by third parties. Our contract manufacturers currently have inventory intended for use in the production of our products, and the Company has purchase orders in place for raw materials and manufactured products with these contract manufacturers. All of this material is considered to be part of the normal production process and the Company takes provisions against any portion of that inventory that it does not expect to be fully used based on current forecasts and projections.

        As at August 31, 2015, the Company had provisions on the balance sheet totalling $1,616 related to inventory held by contract manufacturers that we do not expect to be fully used [August 31, 2014–$208].

16. FINANCIAL INSTRUMENTS

        Financial instruments are classified into one of the following categories: assets held at fair value, loans and receivables, other financial liabilities, or liabilities held at fair value.

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

16. FINANCIAL INSTRUMENTS (Continued)

Categories for financial assets and liabilities

        The following table summarizes the carrying values of the Company's financial instruments:

	August 31, 2015	February 28, 2015
Assets held at fair value (A)	13,075	23,692
Loans and receivables (B)	38,070	49,614
Other financial liabilities (C)	63,553	71,728
Liabilities held at fair value (D)	344	1,239

(A)
Includes cash and cash equivalents

(B)
Includes trade receivables and other miscellaneous receivables

(C)
Includes accounts payable, accrued liabilities, payroll related accruals, debt facility and termination fee

(D)
Warrant liability

        The Company classifies its fair value measurements using a fair value hierarchy that reflects the significance of inputs used in making the measurements. The accounting standard establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The inputs fall into three levels that may be used to measure fair value.

        Level 1–Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

        Level 2–Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

        Level 3–Significant unobservable inputs which are supported by little or no market activity.

        Cash and cash equivalents are measured using Level 1 inputs.

        The August 1, 2014 warrant liability is classified as Level 1 as they are traded on the Toronto Stock Exchange and on the NASDAQ Capital Market.

        The September 23, 2013 warrant liability is classified as Level 3 as it is measured at fair value using significant unobservable inputs. Significant assumptions used at August 31, 2015 for the warrants include a dividend yield of 0%, a 1% assumption that the fundamental transaction will happen every year, volatility of 60%, and a risk free spot rate term structure.

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

16. FINANCIAL INSTRUMENTS (Continued)

        As at August 31, 2015 the Company held the following Level 3 financial instruments carried at fair value on the consolidated balance sheet.

	Level 3	Total
Financial Liabilities
Warrant liability	18	18

        As at February 28, 2015, the Company held the following Level 3 financial instruments carried at fair value on the consolidated balance sheet.

	Level 3	Total
Financial Liabilities
Warrant liability	603	603

        A reconciliation of the Level 3 warrant liability measured at fair value for the three and six months ended August 31, 2015 follows:

	Warrants	$
Balance at February 28, 2015	2,088,750	603
Fair value adjustment–warrant liability	—	(332)

Balance at May 31, 2015	2,088,750	271

Fair value adjustment–warrant liability	—	(253)

Balance at August 31, 2015	2,088,750	18

Interest rate risk

        Cash and cash equivalents and the Company's debt facility which has interest rates with market rate fluctuations expose the Company to interest rate risk on these financial instruments. Net interest expense, excluding deferred financing costs, recognized during the three and six month periods ended August 31, 2015 was $547 and $1,064 on the Company's cash, cash equivalents, and debt facility [three months and six months ended August 31, 2014–expense of $365 and $644].

Credit risk

        In addition to trade receivables and other receivables, the Company is exposed to credit risk on its cash and cash equivalents in the event that its counterparties do not meet their obligations. The Company does not use credit derivatives or similar instruments to mitigate this risk and, as such, the maximum exposure is the full carrying value or fair value of the financial instrument. The Company minimizes credit risk on trade receivables and other receivables, and cash and cash equivalents by transacting with only reputable financial institutions and customers.

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

16. FINANCIAL INSTRUMENTS (Continued)

Foreign exchange risk

        Foreign exchange risk arises because of fluctuations in exchange rates. To mitigate exchange risk, the Company may utilize forward contracts to secure exchange rates with the objective of offsetting fluctuations in the Company's operating expenses incurred in foreign currencies with gains or losses on the forward contracts. As at August 31, 2015 and February 28, 2015, the Company had no forward contracts in place. All foreign currency gains and losses related to forward contracts are included in foreign exchange gain (loss) in the consolidated statement of operations.

        As of August 31, 2015, if the US dollar had appreciated 1% against all foreign currencies to which we have exposure, with all other variables held constant, the impact of this foreign currency change on the Company's foreign denominated financial instruments would have resulted in an increase in after-tax net loss of $35 for the three and six months ended August 31, 2015 [three and six months ended August 31, 2014–decrease of $3], with an equal and opposite effect if the US dollar had depreciated 1% against all foreign currencies at August 31, 2015.

Liquidity risk

        A risk exists that the Company will encounter difficulty in satisfying its financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. As at August 31, 2015, the Company had cash and cash equivalents totaling $13,075 [February 28, 2015–$23,692]. See Note 1 for further discussion of liquidity risk associated with the Company and Note 11 for details of the debt facility requirement.

17. SEGMENTED INFORMATION

        The Company operates in one operating segment–broadband wireless backhaul equipment.

        The Company analyzes its sales according to geographic region and target product development and sales strategies. The following table presents total revenues by geographic location through direct and indirect sales and through Original Equipment Manufacturers (OEM) partner, Nokia:

	Three Months Ended August 31, 2015				Three Months Ended August 31, 2014
	Direct & Indirect Sales	OEM Sales through Nokia	Total	% of total revenue	Direct & Indirect Sales	OEM Sales through Nokia	Total	% of total revenue
Canada	898	—	898	3%	1,421	—	1,421	4%
Europe	662	5,613	6,275	23%	859	10,230	11,089	29%
India	7,307	1,412	8,719	32%	6,617	2,764	9,381	25%
United States	5,382	19	5,401	20%	4,065	—	4,065	10%
Asia Pacific	146	663	809	3%	525	3,924	4,449	12%
Africa	422	740	1,162	4%	187	3,064	3,251	9%
Middle East	976	1,414	2,390	9%	428	2,637	3,065	8%
Carribean & Latin America	1,233	30	1,263	6%	1,206	6	1,212	3%

	17,026	9,891	26,917	100%	15,308	22,625	37,933	100%

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

17. SEGMENTED INFORMATION (Continued)

	Six Months Ended August 31, 2015				Six Months Ended August 31, 2014
	Direct & Indirect Sales	OEM Sales through Nokia	Total	% of total revenue	Direct & Indirect Sales	OEM Sales through Nokia	Total	% of total revenue
Canada	1,580	—	1,580	3%	2,103	—	2,103	3%
Europe	1,486	12,362	13,848	26%	3,108	18,612	21,720	33%
India	10,572	1,985	12,557	24%	6,617	3,636	10,253	15%
United States	11,342	19	11,361	21%	9,936	—	9,936	15%
Asia Pacific	560	2,321	2,881	5%	629	8,418	9,047	13%
Africa	773	2,419	3,192	6%	415	4,329	4,744	7%
Middle East	1,408	4,489	5,897	11%	2,027	5,142	7,169	11%
Carribean & Latin America	1,905	36	1,941	4%	1,607	125	1,732	3%

	29,626	23,631	53,257	100%	26,442	40,262	66,704	100%

        The Company has shown revenue by the customers' purchasing entities' geographic location, except in cases where the geographic location of the product deployment is explicitly known.

18. ECONOMIC DEPENDENCE

        For the three months ended August 31, 2015, the Company was dependent on three key customers with respect to revenue. These customers represented approximately 37%, 26% and 10% of sales during that three month period [three months ended August 31, 2014–two customers represented 60% and 17%].

        The Company was dependent on two key customers with respect to revenue in the six months ended August 31, 2015. These customers represented approximately 44% and 19% of sales during that six month period [six months ended August 31, 2014–two customers represented 60% and 10%].

19. EXPENSES

        Included in general and administrative expenses is $92 and $184 related to premises rental expense for the three and six month periods ended August 31, 2015 [three and six months ended August 31, 2014–$98 and $209]. Total rental expense for the three and six month periods ended August 31, 2015 was $406 and $836 [three and six months ended August 31, 2014–$557 and $1,126].

20. INCOME TAXES

        For the three and six months ended August 31, 2015 the Company recognized a tax expense of $1,620 and $1,687 respectively [three and six months ended August 31, 2014–$450 and $545].

        As of August 31, 2015 the Company's deferred tax assets relate to net operating loss carry-forwards in the United States. During the three and six months ended August 31, 2015 the Company recorded an increase in the valuation allowance of $1,485 as management believes it is more likely than not that the related deferred tax assets will not be realized [increase in the valuation allowance in the three and six months ended August 31, 2014–nil].

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

20. INCOME TAXES (Continued)

        The Company accrues tax expenses for entities located in foreign jurisdictions that are anticipated to be profitable for fiscal year 2016. The determination of the Company's tax provision is based on the statutory tax rates applicable in each region and takes into account any available tax losses in each country. For the three and six months ended August 31, 2015, the Company recognized a tax expense of $135 and $202 relating to foreign jurisdictions which are anticipated to be profitable within the current fiscal year.

21. COMPARATIVE FIGURES

        Certain comparative figures have been reclassified to conform to the presentation adopted in the current fiscal year.

22. SUBSEQUENT EVENT

        In September 2015, the Company implemented a restructuring plan in line with its objective of reducing its net losses and cash usage. The plan included a 26% reduction of the workforce across a variety of functional areas of the business. The restructuring plan impacted staff primarily in China and Canada, and to a lesser extent other countries globally. The corresponding reduction in compensation related spending is intended to help better align the Company's costs with its revenues.

        Restructuring charges of approximately $1,630 related to severance costs will be recognized during the three and nine months ended November 30, 2015 [three and nine months ended November 30, 2014–$–nil]. As at August 31, 2015 the Company had a liability of $176 related to restructuring activities in the form of vacation accruals on the balance sheet.

QuickLinks

  Exhibit 99.2
CONSOLIDATED BALANCE SHEETS Expressed in US $000's except share amounts (Unaudited)
CONSOLIDATED STATEMENTS OF OPERATIONS Expressed in US $000's except share amounts (Unaudited)
CONSOLIDATED STATEMENTS OF CASH FLOWS Expressed in US $000's (Unaudited)
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY Expressed in US $000's except share amounts (Unaudited)
DragonWave Inc. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Expressed in US $000's except share and per share amounts (Unaudited)